FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   November 2010

Commission File Number     000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

\Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2010	CRYPTOLOGIC LIMITED Huw Spiers Chief Financial Officer

EXHIBIT INDEX

99.1	Consolidated Financial Statements for the period ended September 30, 2010
99.2	Management's Discussion and Analysis for the period ended September 30, 2010
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

EXHIBIT 99.1

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at September 30 2010	As at December 31, 2009
	(Unaudited)	(Audited
ASSETS
Current assets:
Cash and cash equivalents	$11,789	$23,447
Security deposits (note 4)	522	250
Accounts receivable and other	5,124	7,972
Income taxes receivable	547	681
Prepaid expenses (note 3)	9,177	9,426
	27,159	41,776

User funds held on deposit	6,923	7,929
Future income taxes	1,311	1,549
Capital assets (note 5)	4,386	7,774
Intangible assets (note 6)	97	4,342
	$39,876	$63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$13,689	$13,156
Income taxes payable	345	2,157
	14,034	15,313

User funds held on deposit	6,923	7,929
Future income taxes	12	384
	20,969	23,626

Minority interest (note 7)	1,302	2,948

Shareholders' equity:
Share capital (note 9)	34,111	33,916
Stock options	7,794	7,633
Deficit	(24,300)	4,753)
	17,605	36,796
	$39,876	$63,370

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2010	2009	2010	2009

Revenue (note 3)	$6,095	$9,591	$20,475	$29,865
Expenses:
Operating	7,565	9,211	25,159	27,305
General and administrative	1,655	2,380	6,470	7,704
Reorganization (note 16)	209	240	1,908	927
Impairment of intangible assets (note 6)	–	–	3,566	–
Impairment of capital assets (note 5)	–	–	2,058	–
Impairment of long–term investments	–	–	–	3,961
Finance	17	19	49	66
Amortization	478	1,241	1,957	3,745
	9,924	13,091	41,167	43,708
Loss before undernoted	(3,829)	(3,500)	(20,692)	(13,843)
Interest income	14	87	73	380
Loss before income taxes and minority interest	(3,815)	(3,413)	(20,619)	13,463)
Income taxes:
Current	169	178	60	(565)
Future	(54)	(163)	220	(1,783)
	115	15	380	(2,348)
Loss before minority interest	(3,930)	(3,428)	(20,999)	(11,115)
Minority interest (note 7)	(280)	(224)	(1,452)	(424)
Loss and comprehensive loss	$(3,650)	$(3,204)	$(19,547)	$(10,691)
Loss per common share (note 11)
Basic	$(0.28)	$(0.25)	$(1.52)	$(0.81)
Diluted	$(0.28)	$(0.25)	$(1.52)	$(0.81)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
(Unaudited)

	For the nine months ended September 30
	2010	2009

(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032
Loss	(19,547)	(10,691)
Dividends paid, excluding those paid to CEC shareholders	–	(1,148)
(Deficit)/Retained earnings, end of period	$(24,300)	$20,193

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2010	2009	2010	2009

Cash flows from/(used in):
Operating activities:
Loss	$(3,650)	$(3,204)	$(19,547)	$(10,691)
Adjustments to reconcile loss to cash
provided by/(used in) operating activities:
Amortization	478	1,241	1,957	3,745
Unrealized loss/(gain) on forward contract	91	(39)	45	(175)
Reorganization costs to be paid	714	240	714	927
Impairment of intangible assets	–	–	3,566	–
Impairment of capital assets	–	–	2,058	–
Impairment of long–term investments	–	–	–	3,961
Future income taxes	(54)	(163)	220	(1,783)
Minority interest	(280)	(224)	(1,452)	(424)
Stock options	(109)	183	161	778
	(2,810)	(1,966)	(12,278)	(3,662)
Change in operating assets and liabilities:
Accounts receivable and other	(496)	(203)	2,645	(1,531)
Prepaid expenses	254	(215)	205	(2,152)
Accounts payable and accrued liabilities	(1,826)	(2,403)	(181)	(4,844)
Income taxes payable	(69)	31	(1,176)	(884)
	(4,947)	(4,756)	(10,785)	13,073)
Financing activities:
Dividends paid including those to CEC shareholders	–	(416)	–	(1,245)
	–	(416)	–	(1,245)
Investing activities:
Purchase of capital assets	(166)	(227)	(622)	(534)
Increase in security deposits	(272)	–	(272)	–
Disposal of capital assets	21	–	21	–
Purchase of other investments	–	–	–	(477)
Decrease in restricted cash	–	5,000	–	7,175
	(417)	4,773	(873)	6,164
Decrease in cash and cash equivalents	(5,364)	(399)	(11,658)	(8,154)

Cash and cash equivalents, beginning of period	17,153	28,593	23,447	36,348
Cash and cash equivalents, end of period	$11,789	$28,194	$11,789	$28,194

1.	Basis of presentation

These interim unaudited consolidated financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

These interim unaudited consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of the Company for the year ended December 31, 2009. These interim unaudited consolidated financial statements do not contain all annual disclosures required by Canadian GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2009.

2.	Significant accounting policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at the date of adoption.

The Company intends to adopt IFRS for the accounting period commencing January 1, 2011 and is continuing to assess the financial reporting impacts of the adoption of IFRS. The Company expects financial reporting impacts to the accounting for income taxes, intangible assets and share based payments. However, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is continuing, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

3.	Changes in accounting estimates

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in the hosted casino and also as branded games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during the second quarter of 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight line basis, such that substantially all of these royalties are amortized on a straight line basis.  In the three months ended September 30, 2010 amortization of $945 (2009: $102) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss. In the nine months ended September 30, 2010, the Company recorded amortization of $2,182 (2009: $543).

In the three months ended September 30, 2010, the Company paid net royalties of $607 (2009: $400) and in the nine months ended September 30, 2010, the Company paid net royalties of $3,095 (2009: $3,912).  The company is committed to make further royalty payments of $4,029, of which $1,229 relates to the three months ending December 31, 2010.  See note 11.

4.	Security deposits

Security deposits are amounts held by the Company's banks as collateral provided to payment processors that process deposits and credit card transactions.

5.	Capital assets

In the nine months ended September 30, 2010, the Company performed an impairment review of software development projects associated with the software gaming platform (“Agile”) designed to support multiple gaming methods. The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net cash flows.

Using this approach the Company determined that the carrying amounts of these assets exceeded their fair value. Consequently, in the nine months ended September 30, 2010, the Company recorded an impairment charge of $2,058, the amount by which the carrying value exceeded the estimated fair value. This impairment loss is included in impairment of capital assets in the accompanying consolidated statements of loss and comprehensive loss. These assets are amortized on a straight line basis over seven years. In the three months ended September 30, 2010, impairment of capital assets was $nil.

During 2009, the Company determined that certain assets were impaired and accordingly recorded an impairment charge to computer equipment of $1,224 and office equipment of $299. In addition, in December 2009, the Company opted to exercise its right to early termination of one of its leased properties.  The Company determined that the leasehold improvements associated with the property were impaired and accordingly recorded an impairment charge of $2,497.

6.	Intangible assets

	Parbet	Casino.co.uk	Total Intangible Assets	Future Income Tax Liability	Total net of future Income Tax
Cost
Balance, December 31, 2009	$2,487	$2,952	$5,439	$(491)	$4,948
Impairments	(2,487)	(2,852)	(5,339)	478	(4,861)
Balance, September 30, 2010	–	100	100	(13)	87

Amortization
Balance, December 31, 2009	(297)	(800)	(1,097)	102	(995)
Charge for the year	(148)	(175)	(323)	20	(303)
Impairments	445	972	1,417	(122)	1,295
Balance, September 30, 2010	–	(3)	(3)	–	(3)

Net book value
Balance, September 30, 2010	$–	$97	$97	$(13)	$84
Balance, December 31, 2009	$2,190	$2,152	$4,342	$(389)	$3,953

Impairment of intangible assets
For the three months ended September 30, 2010	$–	$–	$–	$–	$–
For the nine months ended September 30, 2010	$(2,042)	$(1,880)	$(3,922)	$356	$(3,566)

The impairment losses are included in the impairment of intangible assets in the accompanying statements of net loss and comprehensive loss.

a)
In January 2007, the Company acquired the poker brand and the customer list of Parbet.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214.

In the nine months ended September 30, 2010, as a result of reduced expectations of the Parbet brand, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Parbet brand and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,950 (2009: $nil), or the entire carrying value of the intangible assets. In the three months ended September 30, 2010, impairment of intangible assets was $nil (2009: $nil).

6.	Intangible assets (continued)

b)
In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. In the nine months ended September 30, 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,626 (2009: nil).  At September 30, 2010, the net book value of the intangible assets related to Casino.co.uk portal was $97.  The brand name is being amortized over 12 years. In the three months ended September 30, 2010, impairment of intangible assets was $nil (2009: $nil).

7.	Minority interest

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.  No additional shares of CEC will be issued.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, these interim unaudited consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these interim unaudited consolidated financial statements, as required under GAAP.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets.  For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, 380,037 CEC shares have been exchanged for the Company's shares and 1,500 and 51,200 CEC shares were exchanged in the three and nine months ended September 30, 2010, respectively.

8.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At September 30, 2010, the Company had $17,605 (December 31, 2009: $36,796) shareholders’ equity.

The Company offers stock options to key employees and directors. At September 30, 2010, employees and directors held options to purchase 261,061 Common Shares of the Company.

The Company has not declared a dividend in the quarter.  The Company does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during the three and nine months ended September 30, 2010. Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

9.	Share capital

Authorized:
Unlimited Common Shares

Issued and oustanding as at September 30, 2010:

	Issued Common Shares			Contributed	Total
	Shares		Amount	Surplus
Balance, December 31, 2009	12,793	$	$33,848	$68	$33,916
Shares exchanged(1)	74		195	–	195
Balance at September 30, 2010	12,867	$	$34,043	$68	$34,111

(1)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of the Company.  As consideration for the acquisition, the Company issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited Common Shares at any time.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.  Since June 1, 2007, 380,037 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at September 30, 2010.  On June 1, 2014, the Company will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited shares.

10.	Stock-based compensation

The fair value of options granted in the nine months ended September 30, 2010 and 2009 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009
Dividend yield	3.09%	1.29%
Risk-free interest rate	1.28%	1.45%
Expected volatility	70.8%	62.0%
Expected life of options in years	3	4

Options to purchase a total of 75,000 Common Shares of the Company were issued in the nine months ended September 30, 2010 (2009: 10,000).  The weighted average fair value of options granted during the nine months ended September 30, 2010 was $0.59 per Common Share (2009: $1.20).

11.	Commitments

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

3 months ending December 31, 2010	$284
2012	1,178
2011	1,188
2013	877
Thereafter	1,517

The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2013:

3 months ending December 31, 2010	$1,229
2011	2,121
2012	479
2013	200

12.	Loss per Common Share

Loss per share is calculated using the two-class method, whereby Common Shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the Common Shares in calculating the basic and diluted loss per share is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Loss attributable to Common Shares	$(3,650)	$(3,204)	$(19,547)	$(10,691)
Loss attributable to CEC shares	(280)	(224)	(1,452)	(424)
Loss before minority interest	$(3,930)	$(3,428)	$(20,999)	$(11,115)

12.	Loss per Common Share (continued)

The denominator used in calculating basic and diluted loss per Common Share is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Weighted average number of
Common Shares outstanding – basic	12,866	12,748	12,836	12,736
Add weighted average impact of CEC shares	954	1,072	984	1,084
Total weighted average number of
Common Shares outstanding – basic	13,820	13,820	13,820	13,820
Add dilutive options	–	–	–	–
Total weighted average number of
Common Shares outstanding –diluted(1)	13,820	13,820	13,820	13,820

Basic and diluted loss per Common Share is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
Net Loss per Common Share:
Basic	$(0.28)	$(0.25)	$(1.52)	$(0.81)
Diluted(1)	$(0.28)	$(0.25)	$(1.52)	$(0.81)

(1)	Potentially dilutive securities for the three and nine months ended September 30, 2010 and September 30, 2009 are excluded as they would be anti-dilutive due to the recorded loss

13.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the three months ended September 30, 2010 were $nil (2009: $3) and $12 for the nine months ended September 30, 2010 (2009: $58).

14.	Financial assets and financial liabilities

Financial assets held-for-trading

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at September 30, 2010 and December 31, 2009.

14.	Financial assets and financial liabilities (continued)

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposit are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at September 30, 2010 and December 31, 2009.

Financial assets available-for-sale

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

15.	Financial risk management

(a)	Overview

The Company has exposure to the following risks from its use of financial instruments.

–	credit risk

–	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, casino and branded games businesses. The expected growth of the branded games business and the outsourcing of poker has increased and is expected to increase accounts receivable further as revenue from branded games and settlement of player funds between the Company and its poker room operator are collected at least fifteen days in arrears.   Consequently, the Company will have at least one month of branded games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

15.	Financial risk management (continued)

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

(c)	Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances. The Company believes that it is to a degree naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at September 30, 2010, approximately 66% of the Company’s financial assets were denominated in its functional currency.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at September 30, 2010 was 0.31% (2009: 1.50%).

(d)	Quantification of risk exposure: foreign currency risk

At September 30, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents and user funds	$12,756	$4,635	$569	$752	$18,712
Accounts receivable and other	$976	$2,687	$991	$470	$5,124
Accounts payable and accrued liabilities	$(2,485)	$(3,700)	$(6,475)	$(1,029)	$(13,689)
User funds	$(2,524)	$(3,965)	$(355)	$(79)	$(6,923)
Net balance sheet exposure	$8,723	$(343)	$(5,270)	$114	$3,224

15.	Financial risk management (continued)

The Company’s revenue and expense exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue:
Three months ended
September 30, 2010	$888	$2,357	$2,850	$–	$–	$6,095
Nine months ended
September 30, 2010	$6,150	$6,378	$7,947	$–	$–	$20,475

Three months ended
September 30, 2009	$3,579	$2,548	$3,464	$–	$–	$9,591
Nine months ended
September 30, 2009	$10,283	$7,827	$11,755	$–	$–	$29,865

Expenses:
Three months ended
September 30, 2010	$280	$3,666	$3,285	$2,297	$396	$9,924
Nine months ended
September 30, 2009	$8,521	$11,444	$10,501	$10,097	$604	$41,167

Three months ended
September 30, 2009	$1,043	$4,229	$3,468	$4,209	$142	$13,091
Nine months ended
September 30, 2009	$8,197	$12,722	$9,375	$12,951	$463	$43,708

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at September 30, 2010 would have decreased the loss by approximately $550. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at September 30, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.  During the current quarter, the Company recorded a loss of approximately $71 on the revaluation of its balance sheet.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the three and nine months ended September 30, 2010 would have decreased revenue, and correspondingly increased losses, by approximately $521 and $1,432 respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

15.	Financial risk management (continued)

Expense Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the three and nine months ended September 30, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $999 and $3,265 respectively. This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

(e)	Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

Fair Value Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the three and nine months ended September 30, 2010 would have would have increased interest income by approximately $42 and $127 respectively.  This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

16.           Reorganization

In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations and migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

In June 2010 the Company commenced an additional reorganization plan consolidating its Cyprus and the majority of its UK activities at a new location in Malta together with headcount reductions across all locations.

The following is a summary of the reorganization accrual:

Included in accounts payable and accrued liabilities at December 31, 2009	$2,924
Total reorganization charges incurred in the nine months ended September 30, 2010	1,908
Total reorganization payments for the nine months ended September 30, 2010	(4,134)
Unrealized foreign exchange difference
Included in accounts payable and accrued liabilities at September 30, 2010	$714

During the three months ended September 30, 2010, the Company made total reorganization payments of $3,450, consisting of $1,605 of employee severance and $1,845 lease termination costs.

During the nine months ended September 30, 2010, the Company made total reorganization payments of $4,134, consisting of $77 of consultant fees, $2,212 of employee severance and $1,845 lease termination costs.

The plan requires an additional cash outlay of $714 consisting primarily of employee severance.

EXHIBIT 99.2

Management’s discussion and analysis

CryptoLogic Limited and its subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout this Management’s Discussion and Analysis (“MD&A”), unless otherwise specified.  The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September 30, 2010, and the audited consolidated financial statements and the MD&A of CryptoLogic Limited for the year ended December 31, 2009 as set out in CryptoLogic Limited’s annual report.  This MD&A is dated November 11, 2010.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario). Statements regarding the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information. Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on certain facts and assumptions, including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees. Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, internet security, reliance on internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive. Additional risk and uncertainties can be found in the Company’s Form 20-F for the year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and the Company’s other filings with the U.S. Securities and Exchange Commission and Canadian provincial securities commissions. When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events, whether as a result of new information, future events or otherwise. The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information relating to CryptoLogic, including its Annual Information Form and/or Form 20-F for the year ended December 31, 2009, are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  All currency amounts are in US dollars, unless otherwise indicated.  Some figures and percentages may not total exactly due to rounding.

BUSINESS OVERVIEW
CryptoLogic is a publicly traded online gaming software developer and supplier servicing the Internet gaming market. CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

OVERVIEW OF RESULTS
Revenue for Q3 2010 was $6.1 million, a decrease of 36.5% when compared with the same period of the prior year (Q3 2009: $9.6 million). When compared with Q3 2009, revenue in Q3 2010 was negatively impacted by a $2.0 million decrease in casino revenue, reflecting lower hold rates and a shift in player wagering mix from high margin slot to low margin table games at a major licensee and reduced contribution from a key customer due to a transition completed in 2009.  Revenue was also impacted by a change in the estimate for amortization of certain licensed royalty rights from a usage basis to a straight line basis.  This change had the impact of reducing revenue by $0.8 million compared with Q3 2009.  Poker revenue declined in this quarter compared with Q3 2009 by $0.1 million, and branded games revenue increased by $0.6 million.  Other revenue declined by $1.2 million due to a benefit recorded in Q3 2009 associated with revision of certain provisions.  The movement of the U.S. dollar when compared with the euro and British pound in Q3 2010, as compared with Q3 2009, negatively impacted revenue by approximately $0.4 million.

Revenue for the nine months ended September 30, 2010 was $20.5 million, a decrease of 31.4% when compared with the same period of the prior year (2009: $29.9 million).  When compared with 2009, revenue was negatively impacted by a $5.7 million decrease in casino revenue, reflecting lower hold rates and a shift in player wagering mix from high margin slot to low margin table games at a major licensee and reduced contribution from a key customer due to a transition completed in 2009.  Revenue was also impacted by a change in the estimate for amortization of certain licensed royalty rights from a usage basis to a straight line basis.  This change had the impact of reducing revenue by $1.5 million compared with the same period of the prior year.  Poker revenue declined in 2010 compared with 2009 by $1.6 million, negatively impacted by reduced poker rake as we completed the outsourcing of our hosted poker business.  In March 2009, the Company completed the outsourcing of its hosted poker business to GTECH and, as expected, poker revenue declined as many of our poker licensees did not migrate to the GTECH network, and the fees that we earn are reduced by amounts paid to GTECH.  Branded games revenue increased by $2.5 million in the first nine months of 2010, when compared with the same period in 2009.  Other revenue declined by $3.1 million due to a benefit recorded in 2009 associated with the revision of certain provisions and reduced commerce based transaction fees.  The movement of the U.S. dollar when compared with the euro and British pound in the nine months ended September 30, 2010, as compared with same period of the prior year, negatively impacted revenue by approximately $0.2 million.

Loss in Q3 2010 was $3.7 million or $0.28 per diluted share (Q3 2009: $3.2 million or $0.25 per diluted share).  The increased loss in the three months ended September 30, 2010, when compared with the same period in the prior year, was due primarily to lower hosted casino, poker and other revenue and increased costs associated with a change in estimate for amortizing certain royalty rights. These decreases were partially offset by increased branded games revenue, decreased operating and general and administrative expenses and lower amortization driven by infrastructure assets becoming fully depreciated and impairment of assets.

Loss for the nine months ended September 30, 2010 was $19.5 million or $1.52 per diluted share (2009: $10.7 million or $0.81 per diluted share).  The increased loss for the nine months ended September 30, 2010, when compared with the same period in the prior year, was due primarily to the factors impacting the current quarter as well as $7.3 million in non recurring charges recorded in Q2 2010 comprising impairment of intangible assets of $3.6 million, impairment of capital assets of $2.1 million and a charge for reorganization expenses of $1.7 million.  Included in 2009 costs was a $4.0 million charge for impairment of long-term investments.

At September 30, 2010, the Company ended the quarter with $12.3 million of net cash, which consists of cash and cash equivalents and security deposits, or $0.89 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during Q3 2010 of approximately $5.1 million is due to the cash impact of operating losses of $2.8 million a decrease in accounts payable and accrued liabilities of $1.8 million, comprising $3.5 million paid in respect of reorganization costs, partially offset by increased jackpot provision and timing of trade payable payments, a decrease in income taxes payable of $0.1 million, a $0.5 million increase in accounts receivable and purchase of capital assets of $0.2 million.  Partially offsetting this is a decrease in prepaid expenses of $0.3 million.  The Company continues to be debt free.

The decrease in net cash in the nine months ended September 30, 2010 of approximately $11.4 million is due to the cash impact of operating losses of $12.3 million, a decrease in accounts payable of $0.2 million, amounts paid for income taxes of $1.2 million and purchase of capital assets of $0.6 million.  These decreases are partially offset by a decrease in accounts receivable of $2.6 million and a $0.2 million decrease in prepaid expenses.

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

(In thousands of US dollars, except per share data)
Hosted Casino	$5,552	$5,765	$5,754	$9,319	$7,558	$8,317	$6,924	$8,142	$10,517
Branded Games	1,353	1,525	1,254	1,183	780	534	315	324	–
Poker	357	440	589	543	501	516	1,956	2,671	3,219
Other	59	207	723	(541)	1,214	1,368	1,478	906	692
Revenue before amortization	7,321	7,937	8,320	10,504	10,053	10,735	10,673	12,043	14,428
Amortization of royalties	(945)	(940)	(297)	(286)	(102)	(220)	(221)	(408)	(210)
Amortization of games	(281)	(258)	(382)	(288)	(360)	(375)	(319)	(275)	(169)
Revenue	$6,095	$6,739	$7,641	$9,930	$9,591	$10,140	$10,133	$11,360	$14,049
Interest income	14	17	42	66	87	122	171	16	443
Minority interest	(280)	(931)	(241)	(2,539)	(244)	(122)	(78)	(2,528)	396
Net loss	(3,650)	(12,650)	(3,247)	(24,819)	(3,204)	(6,191)	(1,296)	(25,968)	(5,886)
Loss per share
Basic	$(0.28)	$(0.98)	$(0.25)	$(1.97)	$(0.25)	$(0.46)	$(0.10)	$(2.05)	$(0.45)
Diluted	$(0.28)	$(0.98)	$(0.25)	$(1.97)	$(0.25)	$(0.46)	$(0.10)	$(2.05)	$(0.45)
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,866
Diluted	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,866

RESULTS OF OPERATIONS

Revenue
Revenue for Q3 2010 was $6.1 million, a decrease of 36.5% when compared with the same period of the prior year (Q3 2009: $9.6 million).

Hosted Casino
Hosted casino revenue decreased 26.5% to $5.6 million in the quarter ended September 30, 2010 as compared with the same period in the prior year (Q3 2009: $7.6 million).  Hosted casino revenue accounted for 91.1% of total revenue for Q3 2010 (Q3 2009: 78.8%).  Revenue in Q3 2010 reflected a lower hold rate and a shift in player wagering mix from high margin slot games to low margin table games at a major licensee and was also negatively impacted by reduced contribution from a key customer transition completed in 2009.  Hosted casino revenue for the nine months ended September 30, 2010 was $17.1 million compared with $22.8 million for the same period in 2009.  This reduction was the result of the key customer transition completed in 2009 and lower contribution from a major licensee where players wagering mix shifted from high margin slot games to low margin table games.

Branded Games
Branded games revenue increased 73.5% to $1.4 million for the three months ended September 30, 2010 as compared with the same period in the prior year (Q3 2009: $0.8 million).  Branded games revenue accounted for 22.2% of total revenue for Q3 2010 (Q3 2009: 8.1%).  At September 30, 2010, the Company had delivered 156 games, an increase of 123 games when compared with the same period in the prior year.  The Company delivered 13 games during the quarter.  Branded games revenue for the nine months ended September 30, 2010 was $4.1 million (2009: $1.6 million).

Fees and licensing revenue from both our hosted Internet casino and our branded games businesses are calculated as a percentage of a licensee’s level of activity in their online casino sites.  Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, this revenue is influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensees’ marketing programs.

Poker
In Q3 2010 poker revenue declined 28.7% to $0.4 million from $0.5 million in the same period of the prior year.  Poker revenue represented 5.9% of total revenue for the third quarter of 2010 (Q3 2009: 5.2%).  Poker revenue for the nine months ended September 30, 2010 was $1.4 million compared with $3.0 million in 2009.  The reduction in poker revenue for the nine months ended September 30, 2010 as compared with the same period of the prior year is primarily due to the transition of our poker network to GTECH and a decline in the overall poker industry.  In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic.  As expected, poker revenue declined as a number of the poker licensees did not migrate to GTECH and the fees that we earn were reduced by amounts paid to GTECH.

CryptoLogic, through its wholly-owned subsidiaries, offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue
Other revenue includes fees for software customization, professional services, marketing support and certain commerce based transactions and other non-recurring revenue.  Other revenue was $0.1 million for the three months ended September 30, 2010 (Q3 2009: $1.2 million).  Other revenue accounted for 1.0% of total revenue for the three months ended June 30, 2010 (Q3 2009: 12.7%).  The decrease in other revenue for the three months ended September 30, 2010 when compared with the same period in the prior year was primarily due to a Q3 2009 revision of certain provisions, which increased Q3 2009 revenue by $0.8 million.  For the nine months ended September 30, 2010, other revenue decreased from $4.1 million at September 30, 2009 to $1.0 million at September 30, 2010. The decrease in other revenue for the nine months ended September 30, 2010 was due to the factors impacting the current quarter and reduced commerce based transaction fees, partially offset by a one time termination fee from a licensee generating an immaterial amount of revenue.

Amortization of Royalties
The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in the hosted casino and also as branded games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

In the three months ended September 30, 2010, amortization of royalties of $0.9 million (2009: $0.1 million) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss.  In the nine months ended September 30, 2010, the Company recorded amortization of royalties of $2.2 million (2009: $0.5 million). The increase in royalty amortization for the three and nine months ended September 30, 2010 was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified that it was appropriate to begin amortizing certain of these royalties on a straight line basis, such that substantially all of these royalty payments are amortized on a straight line basis.  In the three months ended September 30, 2010 amortization of royalties accounted for (15.5)% of total revenue (Q3 2009: (1.1)%).  In the three months ended September 30, 2010, the Company’s net royalty payments were $0.6 million (2009: $0.4 million), and in the nine months ended 30 September, 2010, the Company’s net royalty payments were $3.1 million (2009: $3.9 million).  The company is committed to make further royalty payments of $4.0 million, of which $1.2 million relates to the three months ending December 31, 2010.

Player Restrictions
No revenue is derived from U.S. based players.

Revenue Trends
The global economic downturn is impacting the Company’s business.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gaming in key markets will also impact the Company’s business going forward.

Operating Expense
Operating expense comprises of development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense for the three months ended September 30, 2010 was $7.6 million, or 124.1% of revenue (Q3 2009: $9.2 million or 96.0% of revenue). Operating expense decreased by $1.6 million when compared with the corresponding period of the prior year.  The decrease in operating expense for the three and nine months ended September 30, 2010 was due to the Company’s cost reduction program, reduced headcount related costs, general restructuring of the business and currency movements.  The movement of the U.S. dollar when compared with the euro, British pound and Canadian dollar in the three months ended September 30, 2010 when compared with the same period in the prior year positively impacted operating expenses by $0.3 million.  The movement of the U.S. dollar for the nine months ended September 30, 2010, when compared with the same period in the prior year, negatively impacted operating expenses by $0.5 million.

General and Administrative Expense
General and administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure expense and the cost of public company listings.  In Q3 2010, G&A expense was $1.7 million and represented 27.2% of revenue (Q3 2009: $2.4 million or 24.8% of revenue).  The decrease in G&A expenses in Q3 2010 was the result of the Company’s cost reduction program, decreased rent, decreased finance costs and the reversal of a provision no longer required.  The decrease in G&A expenses in the nine months ended September 30, 2010 when compared with the same period in the prior year was due primarily due to high legal expenses incurred in Q1 2009, associated with advice on various legal matters, partially offset by the factors impacting the current quarter.  The movement of the U.S. dollar when compared with the euro, British pound and Canadian dollar in the three months ended September 30, 2010 when compared with the same period in the prior year positively impacted general and administrative expenses by $0.1 million.  The movement of the U.S. dollar for the nine months ended September 30, 2010, when compared with the same period in the prior year, negatively impacted general and administrative expenses by $0.2 million.

Reorganization Charges
In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations and migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.  In June 2010, the Company commenced an additional reorganization plan consolidating its Cyprus and the majority of its UK activities at a new location in Malta together with headcount reductions across all locations. The Company expects future cash outlays of $0.7 million, consisting primarily of employee severance, to execute the restructuring plan fully.

Impairment of Capital Assets
The Company regularly reviews its assets for impairment.  During the nine months ended September 30, 2010, the Company performed an impairment review of certain software development projects as a result of the Company’s revised estimate of future revenues. As a result, the Company recorded an impairment charge of $2.1 million, the amount by which the carrying value exceeded the estimated fair value.

Impairment of Intangible Assets
In the nine months ended September 30, 2010, the Company reviewed the results and future expectations of the Parbet brand and its Casino.co.uk business.  The Company determined that the carrying amounts of these intangible assets exceeded their value and recorded an impairment charge of $2.0 million for Parbet, or the entire carrying value of the intangible assets, and $1.6 million for the Casino.co.uk business.  At September 30, 2010 the carrying value of the Casino.co.uk business was $0.1 million.

Amortization
Amortization expense is based on the estimated useful life and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, acquired customer lists and internet brand names.

In Q3 2010, amortization expense was $0.5 million or (7.8)% of revenue (Q3 2009: $1.2 million or (12.9)% of revenue).  Amortization for the nine months ended September 30, 2010 was $2.0 million or (9.6)% of revenue (2009: $3.7 million or (12.5)% of revenue).  This decrease in Q3 2010 and the nine months ended September 30, 2010 primarily reflects less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired.

Income Taxes
Income taxes were an expense of $0.1 million in the three months ended September 30, 2010 (Q3 2009: $nil).  For the nine months ended September 30, 2010, the income tax expense was $0.4 million (2009: income tax benefit of $2.3 million).  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated net operating loss comprises of operating losses in some jurisdictions and operating profits in others, which results in a tax expense despite material consolidated losses.

Minority Interest
Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

At the time of the re-organization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively.  Since then, a total of 380,037 shares of CEC have been exchanged, with the remaining 952,531 shares of CEC being reflected as minority interest as at September 30, 2010.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited shares.

Loss
Loss in Q3 2010 was $3.7 million or $0.28 per diluted share (Q3 2009: $3.2 million or $0.25 per diluted share).  The loss for the nine months ended September 30, 2010 was $19.6 million and the loss for the same period in 2009 was $10.7 million.  Included in the nine months loss in 2009 was a charge for impairment of long-term investments of $4.0 million, offset by a recovery of income taxes of $1.7 million.  The increased loss in the three months ended September 30, 2010, when compared with the same period in the prior year, was due primarily to lower hosted casino, poker and other revenue and increased costs associated with a change in estimate for amortizing certain royalty rights. These decreases were partially offset by increased branded games revenue, decreased operating and general and administrative expenses and lower amortization driven by infrastructure assets becoming fully depreciated and impairment of assets.  The increased loss for the nine months ended September 30, 2010, when compared with the same period in the prior year, was due primarily to the factors impacting the current quarter as well as $7.3 million in non recurring charges recorded in Q2 2010 comprising impairment of intangible assets of $3.6 million, impairment of capital assets of $2.1 million and a charge for reorganization expenses of $1.7 million.  Included in 2009 costs was a $4.0 million charge for impairment of long-term investments.  The movement in the U.S. dollar when compared with the euro, British pound and Canadian dollar in Q3 2010 as compared with Q3 2009 increased loss by approximately $0.1 million.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2010, the Company ended the quarter with $12.3 million of net cash, which consists of cash and cash equivalents and security deposits, or $0.89 of net cash per diluted share (December 31, 2009: $23.7 million or $1.71 per diluted share).  The decrease in net cash during Q3 2010 of approximately $5.1 million is due to the cash impact of operating losses of $2.8 million, a decrease in accounts payable and accrued liabilities of $1.8 million, comprising $3.5 million paid in respect of reorganization costs, partially offset by increased jackpot provision and timing of trade payable payments, a decrease in income taxes payable of $0.1 million, a $0.5 million increase in accounts receivable and purchase of capital assets of $0.2 million.  Partially offsetting this is a decrease in prepaid expenses of $0.3 million.  The Company continues to be debt free.

The decrease in net cash in the nine months ended September 30, 2010 of approximately $11.4 million is due to the cash impact of operating losses of $12.3 million, a decrease in accounts payable of $0.2 million, amounts paid for income taxes of $1.2 million and purchase of capital assets of $0.6 million.  These decreases are partially offset by a decrease in accounts receivable of $2.6 million and a $0.2 million decrease in prepaid expenses.

Cash flow used in operating activities was $4.9 million for the three months ended September 30, 2010 (Q3 2009: $4.8 million).  The use of cash in operating activities for the three months ended September 30, 2010 is due to the cash impact of operating losses of $2.8 million, a decrease in accounts payable and accrued liabilities of $1.8 million, comprising $3.5 million paid in respect of reorganization costs, partially offset by increased jackpot provision and timing of trade payable payments, a decrease in income taxes payable of $0.1 million and a $0.5 million increase in accounts receivable.  Partially offsetting this is a decrease in prepaid expenses of $0.3 million.  The Company continues to be debt free.

Cash flow used in operating activities for the nine months ended September 30, 2010 was $10.8 million (2009: $13.1 million).  The use of cash in operating activities for nine months ended September 30, 2010 is due to the cash impact of operating losses of $12.3 million, a decrease in accounts payable of $0.2 million and amounts paid for income taxes of $1.2 million.  These decreases are partially offset by a decrease in accounts receivable of $2.6 million and a $0.2 million decrease in prepaid expenses.

Cash flow used in financing activities was $nil for the three months and nine months ended September 30, 2010 (2009: $0.4 million and $1.2 million respectively).  The cash used in financing activities in 2009 was the result of payments of dividends.

Cash flow used in investing activities was $0.4 million for the three months ended September 30, 2010 and $0.9 million for the nine months ended September 30, 2010.  (Q3 2009: Cash flow provided by investing activities of $4.8 million, and cash flow provided by investing activities was $6.2 million in the nine months ended September 30, 2009).  The cash flow used in investing activities in the three months and nine months ended September 30, 2010 was due to purchase of capital assets of $0.2 million and $0.6 million, respectively, and increased security deposits of $0.2 million as the Company negotiated with a second bank to provide payment processing facilities to process deposits and credit card transactions.  The cash flow provided by investing activities in the three and nine months ended September 30, 2009 was due to an elimination of the $5.0 million deposit previously required to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds and the elimination of the restriction on cash balances totalling $2.2 million associated with amounts held in escrow at December 31, 2008, that would have been paid to the Company’s former CEO had there been a change in control of the Company. Partially offsetting these amounts were purchases of capital assets and investments in long-term investments.

At September 30, 2010, the Company had 12,866,520 common shares outstanding and options over 261,061 shares outstanding.  The Company completed a court approved plan of arrangement in 2007.  As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of the Company.  CEC had 952,531 shares outstanding at September 30, 2010.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited Shares at any time and are accounted for as a minority interest.  On June 1, 2014, the Company, through its subsidiaries, will redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share.  CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the company matters.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  The shares of CEC provide those shareholders with the same voting and dividend right as the shares of CryptoLogic Limited.  No additional shares of CEC will be issued.

INTERNAL CONTROL OVER FINANCIAL REPORTING
For the three and nine month ended September 30, 2010, no change occurred in the Company’s internal control over financial reporting that has materially affected, nor is reasonably likely to affect materially, the Company’s internal control over financial reporting.  The Company’s Interim CEO and CFO certified the adequacy of internal controls during Q3 2010 on November 11, 2010.

CRITICAL ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES
These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2009 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

International Financial Reporting Standards (“IFRS”)
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

The adoption of IFRS will require the restatement of amounts reported by us for our previous year ended, and of the opening balance sheet as at the date of adoption.

We intend to adopt IFRS for the accounting period commencing January 1, 2011 and we are continuing to assess the financial reporting impacts of the adoption of IFRS. We expect financial reporting impacts to deferred tax, intangible assets and share based payments, however, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time.  We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is continuing, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across our finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2009 as contained in our 2009 Audited Financial Statements filed on SEDAR at www.sedar.com or available on EDGAR at www.sec.gov.

Disputes
The Company is in dispute with a significant supplier of games on the interpretation of the terms of a contract, which may lead to binding arbitration.

During the three months ended September 30, 2010, the Company reached an amicable settlement of its arbitration with Marvel relating to the licensing of comic book characters.

2010 OUTLOOK
The full impact of additional measures taken during the third quarter to reduce costs will have taken effect by the end of the fourth quarter, resulting in a further significant decrease in the Company’s total recurring cost base.  Management continues to focus on delivering further efficiencies and improving revenue and operational performance.

EXHIBIT 99.3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, David Gavagan, the Interim Chief Executive Officer of CryptoLogic Limited, certify the following:

1.   Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of CryptoLogic Limited (the “issuer”) for the interim period ended September 30, 2010.

2.   No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.   Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1   Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2   ICFR – material weakness relating to design: N/A.

5.3   Limitation on scope of design: N/A.

6.   Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

November 11, 2010
/s/ David Gavagan
Name: David Gavagan Title: Interim Chief Executive Officer

EXHIBIT 99.4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Huw Spiers, the Chief Financial Officer of CryptoLogic Limited, certify the following:

1.   Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of CryptoLogic Limited (the “issuer”) for the interim period ended September 30, 2010.

2.   No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.   Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1   Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2   ICFR – material weakness relating to design: N/A.

5.3   Limitation on scope of design: N/A.

6.   Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

November 11, 2010
/s/ Huw Spiers
Name: Huw Spiers Title: Chief Financial Officer